Exhibit 99.01

Premier Boxboard

Limited LLC

Financial Statements as of December 31,

2006 and 2005, and for the Three Years

Ended December 31, 2006, and

Report of Independent Registered Public

Accounting Firm

PREMIER BOXBOARD LIMITED LLC

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004:

Balance Sheets	2

Statements of Operations	3

Statements of Members’ Equity	4

Statements of Cash Flows	5

Notes to Financial Statements	6–13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

Premier Boxboard Limited LLC:

We have audited the accompanying balance sheets of Premier Boxboard Limited LLC (the “Company”) as of December 31, 2006 and 2005, and the related statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, the Company adopted the recognition and related disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R) on December 31, 2006.

/s/    Deloitte & Touche LLP

Atlanta, Georgia

March 15, 2007

PREMIER BOXBOARD LIMITED LLC

BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,732,215	$2,452,745
Accounts receivable, net of allowance for doubtful accounts of $129,961 and $173,826, respectively	1,851,182	4,608,704
Related-party receivables	986,458	3,880,111
Inventories	4,683,537	4,619,968

Total current assets	15,253,392	15,561,528

PROPERTY, PLANT, AND EQUIPMENT—At cost:
Land	2,257,924	2,257,924
Buildings and improvements	30,469,089	30,456,607
Machinery and equipment	162,714,176	160,660,909
Furniture and fixtures	463,606	549,136
Construction in progress	839,289	1,557,906

	196,744,084	195,482,482
Less accumulated depreciation	(69,566,709)	(61,780,013)

Property, plant, and equipment—net	127,177,375	133,702,469
OTHER ASSETS	1,383,558	1,795,226

TOTAL	$143,814,325	$151,059,223

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,984,112	$2,222,992
Related-party payables	4,856,899	4,593,152
Accrued expenses	3,710,761	5,790,795

Total current liabilities	10,551,772	12,606,939

LONG-TERM DEBT	50,000,000	50,000,000
OTHER LONG-TERM LIABILITIES	604,733	693,032

COMMITMENTS AND CONTINGENCIES

MEMBERS’ EQUITY	82,657,820	87,759,252

TOTAL	$143,814,325	$151,059,223

See notes to financial statements.

PREMIER BOXBOARD LIMITED LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

	2006	2005	2004
SALES	$118,494,987	$122,062,760	$109,370,530
COST OF SALES	85,934,548	85,626,473	81,363,811

GROSS PROFIT	32,560,439	36,436,287	28,006,719
FREIGHT AND DISTRIBUTION COSTS	6,047,537	4,225,312	5,454,922
SELLING, GENERAL, AND ADMINISTRATIVE	11,477,490	11,301,905	9,602,547

INCOME FROM OPERATIONS	15,035,412	20,909,070	12,949,250
INTEREST EXPENSE	4,220,000	4,219,365	4,328,352
OTHER INCOME—Net	233,968	183,791	33,348

NET INCOME	$11,049,380	$16,873,496	$8,654,246

See notes to financial statements.

PREMIER BOXBOARD LIMITED LLC

STATEMENTS OF MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

	Caraustar Industries, Inc.	Inland Paperboard and Packaging, Inc.	Total
MEMBERS’ EQUITY—December 31, 2003	$45,164,341	$45,164,341	$90,328,682
Net income	4,327,123	4,327,123	8,654,246
Minimum pension liability adjustment	(48,669)	(48,669)	(97,338)

Comprehensive income			8,556,908

Contributions from members	10,000	10,000	20,000
Distributions	(1,000,000)	(1,000,000)	(2,000,000)

MEMBERS’ EQUITY—December 31, 2004	48,452,795	48,452,795	96,905,590
Net income	8,436,748	8,436,748	16,873,496
Minimum pension liability adjustment	(9,917)	(9,917)	(19,834)

Comprehensive income			16,853,662
Distributions	(13,000,000)	(13,000,000)	(26,000,000)

MEMBERS’ EQUITY—December 31, 2005	43,879,626	43,879,626	87,759,252
Net income	5,524,690	5,524,690	11,049,380
Minimum pension liability adjustment	74,572	74,572	149,144

Comprehensive income			11,198,524
Adjustment to adopt SFAS No. 158 (Note 4)	(149,978)	(149,978)	(299,956)

Distributions	(8,000,000)	(8,000,000)	(16,000,000)

MEMBERS’ EQUITY—December 31, 2006	$41,328,910	$41,328,910	$82,657,820

Note:	The balance of accumulated other comprehensive loss at December 31, 2006 and 2005, was $384,891 and $234,079, respectively, and consist solely of unrecognized pension costs.

See notes to financial statements.

PREMIER BOXBOARD LIMITED LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,049,380	$16,873,496	$8,654,246
Adjustments to reconcile net income to net cash provided by operating activities:
(Recovery)provision for allowances and discounts	(43,865)	88,551	(19,028)
Depreciation, accretion and amortization	8,161,089	8,195,071	8,300,511
Losses on disposal of property, plant and equipment—net	76,730
Changes in operating assets and liabilities:
Accounts receivable	2,801,387	339,585	(3,387,920)
Related-party receivables	2,893,653	1,978,262	1,037,028
Inventories	(63,569)	1,482,849	(1,848,447)
Other assets	193,912	(117,432)	16,507
Accounts payable	(238,880)	(5,352,539)	780,427
Related-party payables	263,747	2,360,128	815,634
Accrued expenses	(2,663,564)	1,689,202	357,078
Other long-term liabilities	(216,053)	(4,807)	(23,936)

Net cash provided by operating activities	22,213,967	27,532,366	14,682,100

CASH FLOWS FROM INVESTING ACTIVITIES:
Change in restricted cash		(621,402)
Purchases of property, plant, and equipment	(934,497)	(2,305,348)	(4,095,880)

Net cash used in investing activities	(934,497)	(2,926,750)	(4,095,880)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions from members			20,000
Distributions	(16,000,000)	(26,000,000)	(2,000,000)
Repayments of borrowings under line of credit			(10,000,000)

Net cash used in financing activities	(16,000,000)	(26,000,000)	(11,980,000)

NET CHANGE IN CASH AND CASH EQUIVALENTS	5,279,470	(1,394,384)	(1,393,780)
CASH AND CASH EQUIVALENTS—Beginning of year	2,452,745	3,847,129	5,240,909

CASH AND CASH EQUIVALENTS—End of year	$7,732,215	$2,452,745	$3,847,129

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$4,220,000	$4,219,365	$4,219,365

Purchases of property, plant, and equipment on account	$560,472	$234,267	$—

See notes to financial statements.

PREMIER BOXBOARD LIMITED LLC

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

1.	BUSINESS DESCRIPTION AND FORMATION

Premier Boxboard Limited LLC (“Premier” or the “Company”) was formed during 1999 by Caraustar Industries, Inc. (“Caraustar”) and Inland Paperboard and Packaging, Inc. (“IPP”) a wholly owned subsidiary of Temple Inland Corporation (“Temple-Inland”). The Company is operated as a joint venture of Caraustar with a 50% ownership and, until December 2004, of IPP with a 50% ownership interest. In December 2004, 0.01% of interest in Premier was issued to Temple Inland Premier Holding Company which reduced IPP’s ownership to 49.99%. On December 31, 2004, IPP was merged into Temple-Inland Forest Products Corporation (“Temple FPC”) and then Temple FPC and Gaylord Container Corporation were merged under the name of TIN Inc. (“TIN”). In connection with these mergers, an Assignment of Limited Liability Company Interest was entered into by IPP, as assignor, TIN, as assignee, and Premier, under which the 49.99% membership interest of IPP in Premier was assigned to and assumed by TIN. The result was Temple-Inland now has a 50% ownership in Premier through two subsidiaries. The Company’s operations are managed by Caraustar. Under the joint venture agreement, Caraustar contributed $50,000,000 to the joint venture and IPP contributed the physical and intangible assets of a paper mill located in Indiana with a fair value of $100,000,000, subject to a $50,000,000 loan assumed by Premier. Additionally, each member contributed certain inventory and operating assets aggregating approximately $1,200,000. Each member’s contribution was made on June 27, 2000 (the “Initial Contribution”), at which time Premier began operations.

Premier manufactures and distributes containerboard and lightweight gypsum facing paper.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—All investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Restricted Cash—The Company had $621,401 in restricted cash set aside for the purpose of settling an asset retirement obligation at December 31, 2006 and 2005 (see Note 6). The restricted cash is included in other assets at December 31, 2006 and 2005.

Inventories—Inventories are stated at the lower of cost or market on an average cost basis. Cost includes materials, labor, and overhead.

Inventories consisted of the following at December 31, 2006 and 2005:

	2006	2005
Raw materials	$2,342,799	$2,300,704
Finished goods	2,340,738	2,319,264

	$4,683,537	$4,619,968

Property, Plant, and Equipment—Property, plant, and equipment, which were contributed at the Initial Contribution, are stated at the estimated fair value based on the provisions of Emerging Issues Task Force (“EITF”) 98-4, Accounting by a Joint Venture for Business Received at Its Formation. Additions of property, plant and equipment subsequent to the Initial Contribution are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense was $7,943,333, $7,977,312, and $8,059,067 for the years ended December 31, 2006, 2005, and 2004, respectively. Expenditures for maintenance and repairs are expensed as incurred, while major additions and improvements are capitalized.

The estimated lives used in determining depreciation are as follows:

Buildings and improvements	40 years
Machinery and equipment	3–20 years
Furniture and fixtures	5 years

Other Assets—In connection with the formation of Premier, intangible assets of $2,000,000 were recorded and are being amortized over 10 years. Amortization expense totaled $217,759 for the years ended December 31, 2006, 2005, and 2004. Accumulated amortization totaled $1,237,844, $1,020,086, and $802,327 at December 31, 2006, 2005, and 2004, respectively. Expected amortization expense through 2009 is $217,759 and then $108,879 for 2010.

Income Taxes—The earnings and losses of Premier are included in the respective tax returns of the members, and accordingly, no provision for income taxes is included in the accompanying financial statements.

Members’ Equity—Under the terms of the membership agreement, income and distributions of the Company are allocated to the members based on their respective ownership interests.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Revenues are recognized upon passage of title which occurs at the time the product is delivered to the customer, the price is fixed and determinable and collectibility is reasonably assured.

Amounts billed to customers for shipping and handling are included in sales and the related costs thereof are included in freight and distribution costs.

Long-Lived Assets—The Company reviews its long-lived assets for impairment wherever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the undiscounted future cash flows estimated to be generated by the asset are not sufficient to recover the unamortized balances of the asset.

3.	NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, to define fair value, establish a framework for measuring fair value in accordance with generally accepted accounting principles, and expand disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of the statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No.157 are effective for the years beginning after November 15, 2007; therefore, we anticipate adopting this standard as of January 1, 2008. The Company has not determined the effect, if any; the adoption of this statement will have on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Postretirement Plans, (“SFAS No. 158”), which requires employers to recognize a net liability or asset and an offsetting adjustment to other comprehensive income to report the funded status of defined benefit pension and other post-retirement benefit plans. SFAS No. 158 requires an employer to initially apply the requirement to recognize the funded status of a benefit plan as of the end of the employer’s fiscal year ending after June 15, 2007. At December 31, 2006 the Company early adopted the provisions of SFAS No. 158 (see Note 4).

In February, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company has not determined the effect, if any, the adoption of this statement will have on our financial position or results of operations.

4.	PENSION AND PROFIT-SHARING PLANS

Effective December 31, 2006, the Company adopted the provisions of SFAS No. 158, which requires that the Company’s Balance Sheet reflect funded status of defined benefit pension plan (the “Pension Plan”). The funded status is measured as the difference between the plan assets at fair value and the projected benefit obligation. The impact of adopting SFAS No. 158 on individual line items in the balance sheet as of December 31, 2006 is shown below:

Balance Sheet Caption	Balances Before Adoption of Statement 158	Adjustments	Balances After Adoption of Statement 158
Other assets (long term)	$1,560,371	$(176,813)	$1,383,558

Total Assets	$143,991,138	$(176,813)	$143,814,325

Other long-term liabilities	$481,590	$123,143	$604,733
Members’ Equity	82,957,776	(299,956)	82,657,820

Total Liabilities and Members’ Equity	$143,991,138	$(176,813)	$143,814,325

Components of net periodic pension costs for the years ended December 31 included the following:

	2006	2005	2004
Service cost	$307,482	$295,368	$220,453
Interest cost	95,066	76,837	53,306
Expected return on plan assets	(111,806)	(72,602)	(47,530)
Amortization of prior service cost	17,099	17,099	8,337
Recognized actuarial loss	14,963	18,980	13,189

Net periodic pension cost	$322,804	$335,682	$247,755

A reconciliation of the changes in the plans’ benefit obligations and fair value of assets over the two-year period ending December 31, 2006, and a statement of the funded status at December 31 for these years for the Company’s pension plan is as follows:

Change in benefit obligation:
Net benefit obligation—beginning of year	$1,686,910	$1,210,966
Service cost	307,482	295,368
Interest cost	95,066	76,837
Amendments		117,147
Actuarial (gain )loss	(141,470)	22,573
Benefits paid	(16,091)	(35,981)

Net benefit obligation—end of year	$1,931,897	$1,686,910

Change in plan assets:
Fair value of plan assets—beginning of year	$1,144,051	$677,029
Actual return on plan assets	139,430	43,540
Employer contributions	336,769	459,463
Benefits paid	(16,091)	(35,981)

Fair value of plan assets—end of year	$1,604,159	$1,144,051

Funded status:
Funded status	$(327,738)	$(542,859)
Unrecognized actuarial loss	N/A	392,135
Unrecognized prior service cost	N/A	193,912

Amount recognized at December 31	$(327,738)	$43,188

Amounts recognized in the balance sheets as of December 31 were as follows:

	2006	2005
Other long-term liabilities	$(327,738)	$—
Accrued benefit liability		(384,803)
Intangible assets		193,912
Accumulated other comprehensive loss		234,079

Net amounts recognized	$(327,738)	$43,188

Amounts recognized in accumulated other comprehensive income as of December 31, 2006 were as follows:

Unrecognized actuarial loss	$208,078
Unrecognized prior service cost	176,813

Total recognized in other comprehensive income	$384,891

The accumulated benefit obligation for all defined benefit pension plans was $1,808,704 and $1,528,854 at December 31, 2006, and 2005, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	2006	2005
Projected Benefit Obligation	$1,931,897	$1,686,910
Accumulated Benefit Obligation	1,808,754	1,528,854
Fair Value of Plan Assets	1,604,159	1,144,051

The minimum liability concept, including recognition of an intangible asset, has been eliminated under SFAS No. 158 effective December 31, 2006. Prior to the adoption of SFAS 158, a minimum liability adjustment was recognized in Accumulated Other Comprehensive Income to the extent there was an unfunded accumulated benefit obligation that had not been recognized in the balance sheet. Minimum pension liabilities of $149,144 were recognized in Accumulated other comprehensive income (loss) as of December 31, 2006, prior to the adoption of SFAS No. 158, representing an adjustment for the change in the additional minimum liability for the year ended December 31, 2006. This minimum pension liability was subsequently eliminated upon the adoption of SFAS No.158 at December 31, 2006. At December 31, 2005 the cumulative minimum pension liability of $386,907 was offset by an intangible asset of $193,912.

Weighted-average assumptions used to determine benefit obligations at December 31,

	2006	2005
Discount rate	6.10%	5.80%
Rate of compensation increase	3.25	3.25

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2006 and 2005:

	2006	2005
Discount rate	5.80%	5.75%
Expected return on plan assets	8.50	8.50
Rate of compensation increase	3.25	3.00

It is the Company’s policy to adjust, on an annual basis, the discount rate used to determine the projected benefit obligation to approximate rates on high-quality, long-term obligations.

The Company expects to contribute $421,297 to its pension plan in 2007.

The estimated benefits payable for the future ten years are as follows:

2007	$32,111
2008	39,084
2009	43,394
2010	52,781
2011	64,663
2012–2016	728,920

The Company has a 401(k) plan which provides for voluntary contributions by employees not to exceed 25% of their gross salaries and wages or $15,000, whichever is lower. The Company matches 100% of the first 3% and 50% of the next 2% of each employee’s contribution. The amounts incurred for the Company’s matching contributions totaled $334,346 and $343,356 in 2006 and 2005, respectively.

5.	LONG-TERM DEBT

On June 27, 2000, the Company assumed $50,000,000 of obligations of TIN under senior notes, which bear an interest rate of 8.44% per annum and are due on June 1, 2010. A substantial portion of Company’s assets are pledged as security for the notes. These notes are guaranteed by Temple-Inland.

The Company was required, under the above loan agreement, to maintain certain financial ratio levels as well as other nonfinancial covenants. Additionally, as part of the member guarantee of the revolving credit facility, TIN was required to meet certain covenants on behalf of the Company. At December 31, 2006, TIN was in compliance with these certain covenants, as amended.

On July 30, 1999, the Company entered into a revolving credit agreement with a financial institution, which provided for borrowings of up to $75,000,000. On December 18, 2000, the Company entered into an Amended and Restated Revolving Credit Agreement (the “Agreement”) with the same financial institution, which reduced the total available borrowings to a maximum of $40,000,000. Caraustar and TIN each guaranteed one-half of the borrowings. On March 28, 2003, the Agreement was amended to reduce the maximum available borrowings to $20,285,094. Further, any amounts repaid could not be reborrowed and the maximum available borrowings were automatically reduced by the amount of any principal repayments. The termination date was initially revised to January 5, 2004, and on December 22, 2003, the Agreement was amended to extend the termination date to January 5, 2005. Borrowings under the agreement were due at that date; however, the financial institution agreed to continue to provide the letter of credit subfacility in the amount of $614,285, which is secured by a back to back letter of credit from Caraustar in the amount of $307,142 and by a guaranty for a like amount from TIN. The Company had an undrawn letter of credit in the amount of $614,285 at December 31, 2004. The Agreement and the letter of credit was terminated in 2005.

6.	ASSET RETIREMENT OBLIGATIONS

The Company accounts for its asset retirement obligation related to a landfill in accordance with SFAS 143, Accounting for Asset Retirement Obligations. Under this pronouncement, an asset retirement obligation resulting from the legal obligation associated with the retirement of a long-lived asset that results from acquisition, construction and/or the normal operation of a long-lived asset is recorded as a liability and a corresponding asset (as part of the related asset’s carrying amount) and is allocated to expense over the asset’s useful life. The fair value of the liability for an asset retirement obligation is recorded as the present value of the retirement obligation, discounted at a credit adjusted risk free rate, in the period in which it is incurred if a reasonable estimate of fair value can be made.

The Company operated a landfill in Newport, Indiana used to dispose of refuse resulting from the paperboard manufacturing process. This landfill was first permitted in 1985 and was closed during 2005, with on-going closure costs expected to be incurred through December 31, 2033. The permit to use the landfill by Premier constitutes a legal obligation to incur costs to retire such landfill, including capping and closing costs at the culmination of the landfill use, as well as on-going costs related to periodic inspection reports, ground water monitoring, methane control and maintenance of the final cover.

The Company calculated an estimate of the fair value of these closure costs as of June 1985, the date the legal obligation was incurred. Upon adoption, the Company recorded a liability for the asset retirement obligation adjusted for cumulative accretion to January 1, 2003. Each year accretion expense is recorded based on the credit adjusted risk free rate used to calculate the present value of the liability at January 1, 2003. The following table represents a rollforward of the liability, a component of other long-term liabilities, related to the retirement of the landfill from adoption of SFAS No. 143 on January 1, 2003 to December 31, 2006:

BALANCE—December 31, 2003	$289,135
2004 Accretion expense	22,802

BALANCE—December 31, 2004	311,937
2005 Accretion expense	23,055
2005 Post-closure costs payments	(28,862)

BALANCE—December 31, 2005	306,130
2006 Accretion expense	17,497
2006 Post-closure costs payments	(48,737)

BALANCE—December 31, 2006	$274,890

As of December 31, 2006, the Company has restricted cash of $621,402 on deposit for purposes of settling this asset retirement obligation as required by the Indiana Department of Environmental Management.

7.	RELATED-PARTY TRANSACTIONS

For the years ended December 31, 2006, 2005 and 2004, TIN purchased approximately $59,553,000, $44,754,000, and $49,955,000, respectively, of the Company’s production. During 2006, 2005 and 2004, Premier paid marketing fees to TIN of approximately $997,657, $734,000, and $1,038,000, respectively. Such fees are included as a component of selling, general, and administrative expenses for each of the three years in the period ended December 31, 2006.

For the years ended December 31, 2006, 2005 and 2004, Caraustar purchased, approximately $2,992,000, $2,964,000, and $4,245,000, respectively, of the Company’s production. For the years ended December 31, 2006, 2005 and 2004 the Company purchased, at market prices, approximately $38,368,000, $8,857,000, and $2,030,000, respectively, of goods from Caraustar.

For the years ended December 31, 2006, 2005 and 2004 Standard Gypsum, Inc., a 50% owned joint venture of Caraustar and Temple-Inland, purchased, at net prices, approximately $3,191,000, $16,299,000, and $10,740,000, respectively, of the Company’s products.

Caraustar has a marketing agreement with Premier as the exclusive marketing agent for all non-containerboard products produced by Premier. Caraustar and Temple-Inland, have the right to market containerboard products (in addition to its exclusive marketing agreement with Caraustar for non-containerboard products), produced by Premier. During 2006, 2005 and 2004, Premier paid total marketing fees to Caraustar of approximately $2,407,000, $2,824,000, and $2,113,000, respectively. Such fees are included as a component of selling, general, and administrative expenses for each of the three years in the period ended December 31, 2006.

Premier has a management agreement with Caraustar, employing Caraustar as exclusive manager of Premier’s operations. Under the terms of the agreement, Premier incurred and paid Caraustar $500,000 for management services for each of the years ended December 31, 2006, 2005 and 2004. Such fees are included as a component of selling, general, and administrative expenses for each of the three years in the period ended December 31, 2006.

Each of the above agreements expires on the date Caraustar or TIN, or any subsidiary or affiliate of Caraustar or TIN, ceases to own a membership interest in Premier.

8.	COMMITMENTS AND CONTINGENCIES

Insurance—The Company is self-insured for the majority of its workers’ compensation costs and group health insurance costs, subject to specific retention levels. Consulting actuaries and administrators assist the Company in determining its liability for self-insured claims and such liabilities are not discounted.

Operating Leases—The Company leases certain of its equipment under noncancelable lease agreements. Minimum lease payments under noncancelable leases for years subsequent to December 31, 2006, are as follows:

2007	$244,171
2008	45,767
2009	34,677
2010	3,697

There are no noncancelable leases after 2010. Total rental expense incurred during 2006, 2005, and 2004 was $244,171, $286,634, and $234,430 respectively.

Legal Matters—The Company is subject to certain lawsuits and claims incidental to its business. In the opinion of management, based on its examination of such matters and discussions with counsel, the ultimate resolution of pending or threatened litigation, claims, and assessments will have no material adverse effect upon the Company’s financial position, liquidity, or results of operations.

9.	SIGNIFICANT CUSTOMERS

During 2006, 2005, and 2004 a single customer accounted for sales of $41,068,000, $47,632,000, and $43,328,000, respectively. There were no other customers who individually accounted for more than 10% of total sales (excluding IPP and Caraustar, discussed in Note 7).

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